Mail Stop 6010							May 1, 2006

Mr. Stephen Sills
President and Chief Executive Officer
Darwin Professional Underwriters, Inc.
9 Farm Springs Road
Farmington, Connecticut 06032

Re:	Darwin Professional Underwriters, Inc.
	Form S-1 registration statement
      Amendment no. 1 filed April 17, 2006
	File No. 333-132355

 Dear Mr. Sills:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 40

Ongoing Arrangements with the Capitol Companies, page 42

1.  	Refer to your response to comment 38.  Please revise your
disclosure to include additional discussion of management`s expectations as a known trend about its future reliance on business written under these agreements. Include separate discussions for the amounts that are written in jurisdictions where you are not currently licensed, and are therefore assumed to decline and be phased out as you become licensed, and the amounts written due to your current insurance rating.
Mr. Stephen Sills
Darwin Professional Underwriters, Inc.
May 1, 2006
Page 2

Critical Accounting Estimates, page 44

Loss and Loss Adjustment Expense Reserves, page 44

2.  	Refer to your response to comment 42.  In addition to the
revised disclosure that you provided, please also include the following information in your discussion:
* Include a discussion of why you feel that it is appropriate to select the methodology that generates the highest reserve.
* Revise your discussion of the key drivers to include a more detailed discussion of the historical development of these key drivers including any changes made as a result of this development.
* Include a discussion of the extent that your reinsurance program will have on the sensitivity analysis provided on page 47 and 48.

Consolidated Results of Operations, page 51

3.  	We considered your response to comment 40 along with the
additional disclosure. We believe that the exclusion of recurring items as presented in "Underwriting gain (loss)" is inconsistent with the existing non-GAAP guidance. Please remove references to this measure.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4.  	Refer to your response to comment 45.  We maintain that a
presentation of the pro forma effects of the issuance of the Series B preferred shares in a manner similar to the pro forma information that you provided on page 38.

Consolidated Statements of Operations, page F-4

5.  	Refer to your response to comment 46.  Please revise this
presentation to include reported earnings per share for each period presented.

Notes to Consolidated Financial statements, page F-7

 (5) Reinsurance, page F-16

(c) Reinsurance Effect on Operations, page F-20


Mr. Stephen Sills
Darwin Professional Underwriters, Inc.
May 1, 2006
Page 3

6.  	Refer to your response to comment 49.  Please revise this
discussion to also include why the impact of the Capitol Companies operations are so significant to you at this point in time. Also include the more quantified discussion of the reasons and amounts for this continued reliance on the Capitol Companies.

 (20) Segments, page F-29

7.  	Refer to your response to comment 50.  Please revise your
disclosure to include a discussion of why net premiums earned by product line is not available along with a statement, if true, that these proportions are generally reflective of the net premiums earned.

*****


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Mr. Stephen Sills
Darwin Professional Underwriters, Inc.
May 1, 2006
Page 4

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,


      Jeffrey Riedler
   Assistant Director


     cc:  Aileen C. Meehan, Esq.
	James A. FitzPatrick, Jr., Esq.
	Dewey Ballantine LLP
	1301 Avenue of the Americas
	New York, New York 10019

   	Michael Groll, Esq.
   	LeBoef, Lamb, Greene & MacRae LLP
   	125 West 55th Street
   	New York, NY 10019-5389